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                         CALAMOS ASSET MANAGEMENT, INC.

                                October 26, 2004

VIA ELECTRONIC TRANSMISSION

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549



                         Calamos Asset Management, Inc.
                               File No. 333-117847
             Responses to SEC Comment Letter dated October 21, 2004
             ------------------------------------------------------

Dear Mr. Friar:

         On behalf of Calamos Asset Management, Inc. (the "Company"), set forth below are the comments of the staff of the Securities and Exchange Commission (the "Commission") received in your letter dated October 21, 2004 relating to Amendment No. 3 ("Amendment No. 3") to the Company's registration statement on Form S-1 (File No. 333-117847) originally filed on August 2, 2004 (as amended to date, the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). Each comment is followed by the Company's response to that comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

         This letter should be read in conjunction with the accompanying Amendment No. 4 to the Registration Statement ("Amendment No. 4"), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company's responses to the staff's comments refer to page numbers in Amendment No. 4. To assist the staff in reviewing Amendment No. 4, we are delivering, by overnight mail to Mr. Clampitt, a copy of this letter and eight bound copies of Amendment No. 4. Four of the copies of Amendment No. 4 have been marked to show changes from the Amendment No. 3.

         By its responses herein and in Amendment No. 4, the Company believes that it has addressed all of the comments of the staff of the Commission. The Company is aware of its obligations under the Securities Act and will request in writing an acceleration of the effective date of the Registration Statement. At such time, the Company will, pursuant to the staff's
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Mr. William Friar
October 26, 2004
Page 2


request, furnish a letter acknowledging the matters specified in the bullet points included in the introductory paragraphs of your letter dated October 21, 2004.

General

1. The Company's failure to include key information in this amendment, such as the legal opinion and the underwriting agreement may result in the staff requiring significant time after the filing of the next amendment to provide you with our comments, and we may have significant comments and there may be many of them pertaining to any part of the registration statement.

         The Company has filed all of the missing exhibits with Amendment No. 4.

General

2. The staff continues to believe that a summary of the benefits to the Calamos Family, particularly John P. Calamos and Nick Calamos, should be disclosed in one section of the Prospectus, e.g., the Summary or as a Risk Factor. In this regard, summarize the benefits, such as, over $200 million from the offering proceeds, increased book value of remaining interests, new employments agreements, initial stock grants of $1.6 million, almost 300,000 options, etc., in either the Summary or in a Risk Factor.

         The Company has revised the disclosure on page 4 of the Prospectus pursuant to the staff's request.

Recently Issued Accounting Pronouncements -  page 6

         3. We have read your supplemental response to our prior comment 10 and note that it takes a vote of 80% of units held by limited partners to remove the general partner. This appears to be a very high hurdle better characterized as a protective right rather than an important right. We further note the ability of the general partner, at its sole discretion, to require any limited partner to redeem its units. Presumably, you could force a limited partner to redeem if it wanted to remove the general partner. Tell us how you determined that as a result you do not control the partnership. Alternatively, revise to consolidated Calamos Multi-Strategy, L.P.:

         The Company acknowledges that the 80% vote historically required by the partnership agreement to remove the general partner is a higher hurdle than the simple majority vote that is currently required under the amended partnership agreement. As the staff is aware, the partnership agreement was amended in order to support continued non-consolidation treatment in accordance with the expected guidance of Emerging Issues Task Force ("EITF") No. 04-05. Nonetheless, when the Company concluded that non-consolidation was appropriate under the provisions of the original partnership agreement, the
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Mr. William Friar
October 26, 2004
Page 3


         Company believed that the right of limited partners owning 80% of the units to remove the general partner, when combined with the various other rights enumerated in the Company's response to the staff's prior comment No. 10, collectively constituted "important rights" of the limited partners. The Company further believes that the supermajority vote required in the original partnership agreement was not uncommon in the industry, and that industry practice has been to amend the supermajority voting provisions on a going forward basis while maintaining the non-consolidation treatment, both historically and for future periods.

         The staff's comment also notes that the general partner has the right, in its discretion, to require a limited partner to redeem its units. It is the Company's understanding that this provision is not unusual in these types of structures, and is generally included in partnership agreements so that the general partner can continue to manage the business of the partnership as it deems necessary. For example, the general partner must have the flexibility to remove limited partners if necessary to maintain compliance with applicable regulations or to maintain the continued availability of exemptions from those regulations. In any event, the general partner may only require a limited partner to redeem its units if "it is in the best interests of the Partnership to require such redemption." As a result, in order for the general partner to require a limited partner to redeem its units, the general partner would need to determine that the redemption was in the partnership's best interests. The Company believes that it would be difficult for the general partner to conclude that redeeming a limited partner's units is in the partnership's best interests if the sole purpose of the redemption were to prevent the limited partner from removing the general partner.

         The Company notes that if it were to consolidate the partnership in its financial statements, the impact of such consolidation to the Company's financial statements would be immaterial. Consolidation would not result in any change to the reported net income and shareholder equity for the periods presented. The balance sheet effect of consolidation would be an increase to current assets of $12.9 million (total partnership assets of $15.8 million less the Company's $2.9 million investment) at June 30, 2004, with a corresponding increase to minority interest for the same amount. By comparison, the Company's total assets at June 30, 2004 were $260 million. In addition, given that the partnership agreement has been amended to provide for a simple majority vote to remove the general partner, the partnership will not be consolidated in the Company's financial statements for future periods. The Company believes that the inconsistency of applying consolidation to historical periods, but not future periods, would be confusing to investors. Finally, under the current transition plans being discussed in connection with EITF No. 04-05, there would be no requirement to restate previously reported financial statements. Accordingly, the Company does not believe that consolidation of the partnership for historical periods would be appropriate.
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Mr. William Friar
October 26, 2004
Page 4


         If you have any questions concerning the matters referred to in this letter, please call the undersigned at (630) 245-7296 or counsel to the Company, Michael Schiavone of Shearman & Sterling LLP, at (212) 848-4813.


                                              Very truly yours,


                                              /s/ James S. Hamman, Jr.
                                              ------------------------
                                              James S. Hamman, Jr.


cc: Michael Clampitt
    (Securities and Exchange Commission)
    Michael Schiavone
    (Shearman & Sterling LLP)